Exhibit 99.1
2011 CEO Forum January 13th, 2011

^ 2010 Operating Performance ^ 2010 Business Activities ^ 2011 Business Plan ^ 2011 Industry Environment Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process

Consolidated Operating Performance Achieved 60.5 tn KRW revenue, 5.7 tn KRW op. income (in billion KRW) * Revenue by sector: includes inter-company transactions 2008 2009 2008 2009 2010 < Revenue > < Operating Income > 2010 Consolidated POSCO 41,743 30,642 POSCO 6,540 7,174 3,148 36,855 3,868 26,954 17.2% 10.5% Op. Margin 32,582 5,047 2008 2009 2010 Steel 36,496 32,121 40,461 E&C 6,005 8,225 8,293 ICT 859 903 841 Energy 744 512 887 Steel Support 9,279 8,043 31,496 2008 2009 2010 Steel 6,602 3,189 5,226 E&C 312 332 341 ICT 7 12 21 Energy 62 81 74 Steel Support 489 254 597 9.5% Income (in billion KRW) (in billion KRW) (in billion KRW) Consolidated * OP by sector: includes inter-company transactions 60,521 5,743

Assets grew to 68 trillion KRW (in billion KRW) *Assets, Liabilities, Equity by Sector: includes inter-company transactions < Assets > < Liabilities > < Equity > Assets Assets Assets Liabilities Liabilities Liabilities Equity Equity Equity 2008 2009 2010 2008 2009 2010 2008 2009 2010 Steel 41,457 44,820 54,070 11,661 11,709 16,559 29,796 33,111 37,511 E&C 6,761 6,265 7,871 4,642 4,014 4,814 2,119 2,251 3,058 ICT 678 662 637 400 419 388 278 243 249 Energy 1,181 1,748 2,582 629 1,111 1,704 552 637 878 Steel Support 6,126 6,435 16,165 3,467 3,503 9,861 2,659 2,932 6,304 Financial Structure Consolidated Operating Performance 37,033 9,250 27,783 46,961 18,617 28,344 39,993 50,312 9,042 18,647 30,951 31,665 48,190 13,108 35,082 68,155 30,868 37,287 2008 2009 2010 2008 2009 2010 2008 2009 2010 (in billion KRW) Consolidated POSCO

B/F 30,362 27,667 30,614 High-Mill 1,329 390 1,269 S T S 1,445 1,473 1,833 Import 22,193 18,390 20,383 Export 8,973 10,047 11,082 *Inventory 1,127 435 745 POSCO Operating Performance Increased due to facility expansion · upgrade ? (P) 4BF revamping (Jul~Sep), (G) New plate mill (Sep), (P) 2CR renovation (Mar~Apr) Crude Steel Production 29,530 2009 2010 33,716 14.2% (in thousand tons) Finished Product Sales 28,437 31,465 (in thousand tons) 31,166 28.8 35.3 35.2% 10.6% 33,136 2008 Export Ratio 2009 2010 2008 Production · Sales

(in thousand tons) 2008 2009 2010 2008 2009 2010 YoY (%) Hot Rolled 7,759 7,642 7,758 1.5% Plate* 5,157 4,917 4,810 ^2.2% Wire Rod 2,020 1,960 2,020 3.1% Cold Rolled 12,793 10,568 12,779 20.9% Electrical Steel 932 840 980 16.7% S T S 1,306 1,368 1,694 23.8% Others 1,199 1,142 1,425 24.8% Total 31,166 28,437 31,465 10.6% *Includes HR Plates ? World Best & World First Product Sales Volume : 2.92 Mt ('09) ^ 4.68 Mt ('10) CR · electrical steel increased w/ demand recovery Sales by Product POSCO Operating Performance

(%) Return on Equity 24.4 33.3 29.2 37.4 15.9 17.0 10.8 Liability to Equity (%) 12.7 Revenue Growth 30.6 (% yoy) 27.0 32.6 Profitability recovered · sound financials maintained 22.7 34.8 ^11.8 13.5 20.7% Ratios EBITDA 6.0 8.4 5.2 27.6 19.3 27.2 EBITDA Margin (%) (in trillion KRW) 22.6% 7.4 2007 2008 2009 2010 2007 2008 2009 2010 2007 2008 2009 2010 Revenue POSCO Operating Performance (in trillion KRW) Net Income 4,447 3,172 4,203 3,679 (in billion KRW) 2007 2008 2009 2010 27.8 31.0 35.1 24.5 Debt Equity 9.2 9.0 13.1 6.0 (in trillion KRW) Rate

Op. income dropped as RM price continued rising (in billion KRW) < Revenue > < Operating Income > (in billion KRW) 6,950 7,933 8,524 1,447 1,836 1,111 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 653 13.0 20.8 23.1 1Q 2Q 3Q 4Q F/P Sales Volume (in thousand ton) Carbon Steel 7,064 7,422 7,323 7,962 F/P Sales Volume (in thousand ton) S T S 411 409 417 457 Average Sales Price (thousand KRW / ton, carbon steel) Average Sales Price (thousand KRW / ton, carbon steel) 798 870 960 935 RM Purchase Price (index, 1Q=100) Iron Ore 100 201 241 228 RM Purchase Price (index, 1Q=100) Coal 100 174 186 168 Average F/X rate (Won/$) Average F/X rate (Won/$) 1,144 1,163 1,186 1,133 < Quarterly Data > 7.1% 9,176 Quarterly Income POSCO Operating Performance Op. Margin

2008 2009 2010 2008 2009 2010 YoY(%) Revenue Revenue 30,642 26,954 32,582 20.9% Gross Income Gross Income 7,935 4,380 6,564 49.9% (Gross Margin) (Gross Margin) (25.9%) (16.2%) (20.1%) - C G & A C G & A 1,395 1,232 1,517 23.1% Operating Income Operating Income 6,540 3,148 5,047 60.3% (Op. Margin) (Op. Margin) (21.3%) (11.7%) (15.5%) - Non-op. Income (expense) Non-op. Income (expense) ^711 435 103 ^ 76.3% Interest income 48 ^80 ^88 - Dividend income 95 60 85 41.7% Equity method gain ^23 350 338 ^3.4% FX related gain ^783 334 ^173 - Net Income 4,447 3,172 4,203 32.5% (Profit Margin) (Profit Margin) (14.5%) (11.8%) (12.9%) - (in billion KRW) POSCO Operating Performance Summarized Income Statement

2008 2009 2010 2008 2009 2010 YoY(%) Current Assets Current Assets 13,693 12,918 13,009 0.70% Cash Equivalents 3,722 6,754 3,233 ^52.1% Notes Receivable 3,229 2,684 3,327 24.0% Inventory 6,416 2,996 5,989 99.9% Long-term Assets Long-term Assets 23,340 27,075 35,182 29.9% Investment securities 8,633 10,213 16,125 57.9% Fixed Assets 14,466 16,646 18,548 11.4% Total Assets Total Assets 37,033 39,993 48,190 20.5% Liabilities Liabilities 9,250 9,042 13,108 45.0% Current Liabilities 4,283 2,686 5,824 116.8% Long-term Liabilities 4,967 6,356 7,284 14.6% (Interest bearing debt) (5,129) (6,113) (9,193) ^50.4% Equity Equity 27,783 30,951 35,082 13.4% Total Liab. & Equity Total Liab. & Equity 37,033 39,993 48,190 20.5% * Cash equivalents : cash & cash equivalents, short-term financial instruments, short-term investments securities (in billion KRW) Summarized Statement of Financial Position POSCO Operating Performance

^ 2010 Operating Performance ^ 2010 Business Activities ^ 2011 Business Plan ^ 2011 Industry Environment

POSCO Business Activities

Expand global capacity · marketing base

- **Indonesia integrated mill groundbreaking**
  - 1st stage 3Mt (~'13), total 6Mt planned
  - ☞ **First overseas integrated-mill project initiated**

Indonesia Groundbreaking


PT KRAKATAU POSCO October 28

- **Enhance premium steel capacity · sales base in strategic region**
  - India CGL groundbreaking (~'12) : automotive steel 450Kt/yr
  - Vietnam STS CR expansion (~'12) : capacity 90 → 240Kt/yr
  - Open S.E.A office (POSCO-South Asia) & Expand processing centers (42 → 48 centers)

- **Domestic facility expansion & upgrade**
  - G) New plate mill completed : plate capacity 2Mt/yr
  - P) No. 4 Blast Furnace revamped : capacity increase 3,795 → 5,600m^3

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POSCO Business Activities

Strengthened technology · cost competitiveness

- **Enhance technology & developed premium steel** (R&D / Revenue : 1.62%)
  - Develop World Best & World First product : sales volume 4.68Mt, op. margin over 20%
  - Established commercialized production line for next generation automotive steel
- **Continue cost savings : 1,283.6 billion KRW**
  - Expand use of cheaper raw material and recycle of by-products
  - History (in bn KRW): 1,112.1 ('06) → 828.7 ('07) → 738.2 ('08) → 1,359.5 ('09)
- **Raw material development investment**
  - Iron Ore : Roy Hill 3.75%, API 24.5%
  - Coking Coal : Hume Coal 70%, Mozambique Revuboe 7.8%


API
Roy Hill
Hume Coal

☞ **WSD Rank No.1 - World's Most Competitive Steel Company**

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Daewoo Int'I SPA Signing ? Secured future growth engine ? Secure group long-term growth through M&A - Daewoo Int'l : expand global network & resource business - Sungjin Geotech : secure offshore plant engineering expertise ? Lay basis for 'comprehensive materials company' - Set up integrated line for Titanium product : domestic CR mill added, found Slab JV - Developed core extraction technology for anti-evaporation salt-water lithium ? Promote green business & mutual growth - Voluntary greenhouse gas reduction goal : 2020, decrease CO2 emission by 9% · UN registration of reforestation business for emissions trading, enforce in-house emissions trading - Foster mutual growth through wide-scope collaborations including subcontractors POSCO Business Activities

Subsidiaries' Business Activities

Steel	**• POSCO SS : expanded strategic product sales to increase profitability** - Strategic product (400 STS, etc.) sales portion : 21.8% ('09) → 25.0% ('10) **• POSCO C&C : built production line for HVA Alcosta product (450Kt/yr)** - Completed #1CGL Alcosta facility renovation
E&C	**• POSCO E&C : new record in order receive (tn KRW) : 9.6 ('09) → 11.4 ('10)** - Overseas plant project :Iraq thermal power, Abu Dhabi desalination plant, etc.
Energy	**• POSCO Power : completed power plant, accelerated fuel cell business** - G) 300MW by-product combine plant, Incheon 1,200MW LNG plant (progress 98%) - Built FCE stack manufacturing plant (100MW/yr) & acquired BOP plant (50MW/yr)
ICT	**• POSCO ICT: IT convergence business & invested in new businesses** - Expand IT construction business & Supply PLC for nuclear power business - Promote new business : LED (POSCO LED founded), Smart Grid (Invest in Xtreme Power)
Chemical · Materials	**• POSCO Chemtech : lay foundation for coal chemical business** - Manage G) Chemical conversion facility, initiated sales of chemical by-products **• Samjung P&A : achieved highest earnings in company's history**

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(in billion KRW) • 2010 Investments (POSCO) : 9.4 trillion KRW • Category Investment Major Activities Domestic Steel 4,227 G) Plate mill, G) #5 sintering / #5 coking plant P) #3 steelmaking construction Overseas Steel 198 Global processing centers addition Raw Material 482 Roy Hill, API iron-ore mine New Growth 3,883 Daewoo International,Sungjin Geotech acquisition SNG business, LNG terminal plant Other 621 Invest in POSCO E&C ? Invest in domestic capacity expansion & new growth Investment

? Continue long-term · stable dividend policy (10,000 won/share planned) • Payout ratio: 18.3%, dividend yield : 2.05% * Based on '10/E share price 2006 2007 2008 2009 2010 Dividend (KRW) 8,000 10,000 10,000 8,000 10,000 (interim) (2,000) (2,500) (2,500) (1,500) (2,500) ? Weak share price due to sluggish market ('10/E 487,000 won, YoY ^21.2%) < P E R > < P B R > 6.5 14.9 2008 2009 2010 1.05 1.54 1.07 < Share Price by Peers > 8.9 2008 2009 2010 Dividend & Share price '09/E '10/E YoY POSCO (in thousand won) 618 487 -21.2% KOSPI index 1,683 2,051 +21.9% A-Mittal (U$) 45.75 38.13 -16.7% BaoSteel (RMB) 9.66 6.40 -33.8% N S C (?) 375 292 -22.1% U S S (U$) 55.12 58.42 +5.99% *based on circulating shares

^ 2010 Operating Performance ^ 2011 Industry Environment ^ 2011 Business Plan ^ 2010 Business Activities

Global Steel Market Steel Demand Forecast * World Steel Association '09 1.13 1.34 +5.3% '11(F) (billion tons) '10 1.27 +13.1% 1.21 '08 Growth ^1.0% ^6.6% Steel Production Forecast '09 '10 '11(F) Global 1.22 1.38 1.45 +12.7% +5.1% * World Steel Association Demand (billion tons) China 5.68 6.23 6.52 ? 5.3% demand growth due to solid emerging countries ? Apparent consumption growth (YoY) : India 14%, Russia 11%, China 4%, US 6% ? China consuming industry growth (YoY) : Auto 13%, Construction 9%, Machinery 15% ? 5.1% production increase driven by Asia market (China, India, etc.) ? Oversupply levels to stay similar to 2010, despite continued overproduction pressure

Domestic Steel Market * Korea Automobile Manufacturers Association, POSRI '09 '11(F) Industry Outlook Supply · Demand Outlook '10 41.2 million GT 27.1 29.3 3.51 4.28 4.36 Shipbuilding New orders Automobile Prod'n '09 '10 '11(F) * POSRI Demand Supply (in million ton) 48.6 58.0 62.0 47.3 54.8 57.4 +6.9% '08 9.4 3.83 million units +1.0% ? Demand to remain firm as consuming industries continue to grow ? Auto : solid domestic market and growing exports with introduction of new model ? Shipbuilding : shipbuilding volume to grow with better-than-expected orders in 2010 ? Home Appliance : demand to remain solid as export market stays firm ? Supply to grow by 6.9% as new capacity starts full operation

Raw Material ? 1Q '11 Contract Price Settled - Appx 8% increase from 4Q 2010 * Index price based but details differ by suppliers ? Spot price to remain strong in 1H - Drop in India export & China production - Demand strong as steel production grows Iron Ore Coal ? 1Q '11 Contract Price Settled - HCC $225/ton (+8%), PCI $180/ton (+20%) - Semi-soft negotiations to end by Jan. ? Supply tight due to Australian flood - Supply shortage due to Queensland flood - Sharp increase in spot price expected Spot Price Trend Spot Price Trend '10.1 2 3 4 5 6 7 8 9 10 11 12 '11.1 ??? 114 116 131 165 149 132 118 134 128 135 149 160 166 * Platts (U$/t (FOB), month avg.) '10.1 2 3 4 5 6 7 8 9 10 11 12 '11.1 ??? 172.5 190 215 260 240 235 215 207 217 224 230 240 263 * Platts (U$/t (FOB), month avg.) Jan.'10 Mar May Jul Sept Nov Jan.'10 Jan.'10 Mar May Jul Sept Nov Jan.'10

Stainless Steel Market To recover as emerging countries grow - Production : 32.8Mt (+5% YoY) - Demand growth: India 15%, China 8% ? Price to increase in 1H 2011 - Strong nickel price and low STS inventory * Inventory (Wuxi) : 250Kt (mid '10) ^ 190 (end '10) S T S Nickel Consistent price rise since 2H 2010 - Nickel Price(U$/ton): 18,800(Jan,10)^24,900(Dec) ? 1Q 2011 Outlook : U$23,000 ~ 25,000 - To remain strong as global liquidity grow - China tightening, Euro-zone risk remain, but sharp decline in price unlikely STS Crude Steel Output Nickel Supply & Demand (in million ton) 26 31.3 China Asia Europe US, etc. 2.7 6.1 7.4 9.8 3.3 7.7 9.0 11.3 2009 2010 32.8 3.5 8 9.3 12 2011 * Heinz Pariser (Dec '10) * BrookHunt (Dec '10) (in million ton) 2009 2010 2011 1.32 1.48 1.33 1.40 1.56 1.53 Demand Supply

^ 2010 Operating Performance ^ 2011 Business Plan ^ 2010 Business Activities ^ 2011 Industry Environment

? Crude steel production 36Mt, sales 34Mt ? Full operation of new, expanded facilities - Maximum production from P) No.4 blast furnace & G) plate mill - Completion of P) No.3 steel-making (1 month from approve), G) No.4 POL production (Sep~) ? Maintain market leadership through strategic marketing - Lock-in key, long-term customers via customization and value-creation - Expand overseas processing centers (China 3, India 3) and reinforce sales infrastructure POSCO Business Plan ? Maintain global top position in technology & cost ? Continue investing in R&D : 1.72% of revenue - Expand World Best ,World First product, develop new technology for key processes ? Find new items & improve processes for cost savings of KRW 800bn

POSCO Business Plan ? Group growth & investment in new business ? Family management structure & develop strategic business force ? Invest in new growth sector including green and material businesses - Promote green & renewable energy such as SNG and wind-power - Magnesium smelting, lithium extraction from sea water, etc. ? Show visible progress in global growth investments ? Establish upstream · downstream facilities in emerging markets - Integrated mills: Indonesia construction, Brazil groundbreaking, India SAIL JVA signing - Downstream: India CR (1.8Mt/yr), China CGL groundbreaking (450Kt/yr) - Stainless steel: Turkey STS CR groundbreaking (200Kt/yr) ? Increase raw materials investment: self-sufficiency target 50% ('14/E)

Business Plan (Subsidiaries)

Steel

- **Increase production and sales of premium product**
  - Zhangjiagang STS : expand capacity to 1Mt, increase CR sales
  - POSCO SS : successful completion of electric arc furnace business in Vietnam
    * Investment: U$ 500K, production: section 700Kt, rebar 300Kt
  - POSCO C&C : commerical production of MCCL *Material for metal PCB business

Trade

- **Daewoo Int'l: accelerate resource development & entry to key regions**
  - Successful completion of Myanmar gas project (2011 progress target 63%)
  - Expansion strategic focus for resources & Infrastructure projects (Africa, S.America)

E&C

- **Increase new orders for overseas plants · infrastructure**
  - POSCO E&C : expand into overseas & attract new projects
    * New orders: KRW 11.4tn ('10) → 13tn ('11) -- foreign sales 52 → 59%
  - Sungjin Geotech : explore Australia (LNG module) & offshore markets

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Business Plan (Subsidiaries)

Energy

- **POSCO Power : grow power-generation & renewable energy business**
  - Incheon 1,200MW LNG power plant (Jun) / IPP in Indonesia, Vietnam
  - Fuel cell revenue KRW 100bn, new orders 200bn (new orders: 14MW ('10) → 36MW ('11))

ICT

- **Secure core-competency in green business & enter new business**
  - Develop customized solution to cater businesses in transportation, renewable
  - Advance into new growth business such as LED lighting and smart grids

Chemistry · Materials

- **Enter new areas, coal-chemical & material for sustainable growth**
  - POSCO Chemtech : advance into coal-based chemical business
  - Samjung P&A : accelerate material business & expand by-product recycling
  - POS High-Metal : complete eco-friendly high-concentrate FeMn plant (Jun)
  - POS Fine : complete slag-powder factory construction (Jun)

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Consolidated Business Target ? Revenue growth of 9%, strategic investment for global growth The data above represents company's internal objectives, Thus should not be used as a basis for investment decision 2010 2011 Revenue (Consolidated) (in trillion KRW) 60.5 66 POSCO Revenue (^) 32.6 36 Crude Steel Prod'n (in million ton) 33.7 36 Product Sales (^) 31.5 34 Investment (Consolidated) (in trillion KRW) 11.2 9.8 POSCO Investments (^) 9.4 7.3 ^ New Recruit (Persons) 3,500 4,250